Filed by Quantum Fuel Systems Technologies Worldwide, Inc.

Commission File No. 0-49629

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies: Global Thermoelectric Inc. and

Quantum Fuel Systems Technologies Worldwide, Inc.

The following is a power point presentation used beginning April 23, 2003 in connection with investor presentations by Quantum relating to Quantum’s proposed acquisition of Global Thermoelectric Inc.

The Combination of
QUANTUM Fuel Systems Technologies Worldwide, Inc.
and
Global Thermoelectric Inc.

QUANTUM

Forward Looking Statements

Statements in this presentation regarding the proposed transaction between QUANTUM and Global, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for QUANTUM, and any other statements about the future expectations, beliefs, goals, plans, or prospects expressed by the management of either QUANTUM or Global constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," "estimates," and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability of the parties to consummate the transaction, the ability of parties to obtain all requisite approvals, the ability of the parties to successfully integrate QUANTUM's and Global's operations and employees; the ability to realize anticipated synergies and cost savings; and the other factors and risks described in QUANTUM's Form 10, S-1, Form 10-K, and other documents filed with the Securities and Exchange Commission by QUANTUM.

Additional Information and Where to Find It

In connection with their proposed combination, Quantum and Global intend to file a joint proxy statement/management information circular with the Securities and Exchange Commission. **Stockholders of Quantum and Global and other investors are urged to read the joint proxy statement that will be filed with the SEC in connection with the proposed transaction because it will contain important information about Quantum, Global, the transaction, the persons soliciting proxies in the transaction and their interests in the transaction and related matters.**

After it is filed with the SEC, the joint proxy statement will be available for free, both on the SEC's web site at www.sec.gov and from Quantum by directing a written or oral request for copies to Cathy Johnston, Quantum Fuel Systems Technologies Worldwide, Inc., 17872 Cartwright Road, Irvine CA, 92614, telephone: (949) 399-4500.

In addition to the proposed registration statement and joint proxy statement, Quantum files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Quantum at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Quantum's filings with the SEC are also available to the public from commercial document-retrieval services and on the SEC's web site at www.sec.gov.

QUANTUM

Company Profiles

QUANTUM Fuel Systems Technologies Worldwide, Inc.

Global Thermoelectric, Inc.

QUANTUM Overview


H2 Refueling Infrastructure
Stationary Power Generation
QUANTUM
TECHNOLOGIES
Mobility / Transportation

Products and Applications



Fuel Storage



Fuel Metering



Electronic Controls



Systems Integration

Hydrogen

Natural Gas

Propane

Transportation



Stationary & Portable Power Generation





Hydrogen Refueling Products

QUANTUM

QUANTUM's Production Progress

Over 15,000 Fuel Systems Produced

GM

Since 1997









AeroVironment

GM

Since 2002





TOYOTA

Since 2002



GM Global Fuel Cell Alliance







- 20% strategic investment in Quantum
- Access to GM's fuel cell modules for Quantum and its customers' products
- Joint IP on co-developed products
- Quantum / GM commercial and technical teams co-developing applications and fuel cell markets
- Access to GM affiliates worldwide
- Access to global distribution channels, supply chain, and Worldwide Purchasing

Development Programs and Customers

GM
TOYOTA
OPEL
NAC ARMY
Ford Motor Company
DAIMLERCHRYSLER
GINER, INC.
YAMAHA
SunLine
NASA
BALLARD power to change the world
SUZUKI
THOR
HYUNDAI
BOSCH
AeroVironment
IMPCO
HYDROGENICS
General Hydrogen

Quantum's Financial Overview

- Established product and contract revenue base
  - 2002 Product Revenues: USD $15 million
  - 2002 Contract Revenues: USD $8 million
- Strong financial management and clean balance sheet
  - USD $14 million in cash as of last filing date
  - USD $20 million in working capital
  - Virtually no debt
- Significant portion of R&D funded by customers
- Major strategic investor
  - General Motors - 19.9% equity position
  - GM invested approx. USD $70 million in program funding, intellectual property, and competencies since 1993

QUANTUM

Corporate Governance

<u>**Board of Directors**</u>

Dr. Scott Samuelsen

- Director, National Fuel Cell Research Center
- Professor of Mechanical & Aerospace Engineering, University of California at Irvine

Dr. Thomas Tyson

- Former President and CEO of General Electric (GE Energy and Environmental Research Corporation)

Brian Runkel

- Executive Director of the California Environmental Business Council

Dale Rasmussen, Chairman of the Board

- Sr. Vice President and Secretary of IMPCO Technologies, Inc.

Alan Niedzwiecki

- President and CEO of QUANTUM

Wallace Creek (GM Designated Board Observer)

- Former GM Executive Reporting to Retired Chairman Jack Smith

Auditors—Ernst & Young LLP

Legal Counsel—Morrison & Foerster LLP

Management

Alan Niedzwiecki, President & CEO

- Appointed President & CEO in 2002
- Previous experience:
  - The D&S Group Petroleum Consultants – Calgary, Alberta
  - Canadian Western Natural Gas / ATCO – Calgary, Alberta
  - EDO Aerospace - New York, NY
  - President and CEO of NGV Corp.
  - Consultant to World Bank, Shell, EDO Aerospace, Dynetek
  - COO and Executive Director of Business Development for QUANTUM
- Twenty five years of experience in the alternative fuels industry
- Petroleum engineering
- Chairman, U.S. Department of Energy's National Hydrogen Energy Roadmap -- Hydrogen Storage Committee

Brian Olson, CFO & Treasurer

- Appointed CFO & Treasurer at spin-off
- Previous experience:
  - CFO & Treasurer of IMPCO
  - Ernst & Young
- Ten years of experience in the alternative fuels industry
- MBA from University of Southern California
- Certified Financial Manager and Accountant

Overview of Global

$US

Description:	**Focused on stationary power generation** – **Thermoelectric Generator Manufacturer and Distributor** – **Solid Oxide Fuel Cell (SOFC) Developer**
Headquarters:	**Calgary**
Listing:	**TSE**
Mkt. Capitalization:	**$51.4 million**
2002 Revenue:	**$14.3 million**
Cash (at 12/31/02):	**$60.4 million**
Debt (at 12/31/02):	**Nominal Debt** **$16.4 million in Preferred Shares**
Employees:	**250**
Website:	**www.globalte.com**

QUANTUM

Global's Stationary Power Business

Thermoelectric Generators (TEG)

- Global is the world's largest manufacturer of thermoelectric generators
- Solid state device which converts heat into electricity
- Unique small-scale power supply designed for extremely high reliability, low maintenance and long life
- Approximately US$14.3M in Sales and US$3.0M in EBITDA in 2002
- Sales to 47 countries

SOFC

- Global is a leading developer of planar SOFC technology
- Objective is to commercialize efficient, cost-competitive, and environmentally friendly fuel cell solutions which use both hydrogen and hydrocarbon fuels
- Product focus currently on small cogeneration systems
- Technology can be scaled to higher power systems
- Leading SOFC development team







QUANTUM

Global Commercialization Alliances

ENBRIDGE
Consumers Gas

Suburban Propane

BONNEVILLE
POWER ADMINISTRATION

Superior
Propane

PROPANE
education & research
COUNCIL

Montana State
University-
Billings

citizens gas
& COKE UTILITY

About the Transaction…


H2 Refueling Infrastructure
Global's business
Stationary Power Generation
QUANTUM TECHNOLOGIES
Mobility / Transportation

Summary

We believe the combination of Global and QUANTUM will immediately create a more **cost efficient, well capitalized, and diversified** company to address transportation, stationary power generation and hydrogen refueling markets.

Overview of Transaction

Consideration:	**Stock-for-Stock Exchange**
Exchange Ratio:	**0.835x – 1.020x [depending on Quantum Stock Price prior to Global shareholder meeting]** **1.020x based on current Quantum Stock Price**
Ownership:	**Quantum 43%-48%** **Global 52%-57%**
Board:	**7 Total Voting Directors; 2 Global appointments**
Approvals:	**Customary regulatory and shareholder approvals**
Completion:	**Q3, Calendar Year 2003**
Listing:	**NASDAQ: QTWW**

Transaction Rationale/Drivers

- Strong cash position to execute business plan
- Significant cost reduction and revenue opportunities
- Expanded market opportunities with committed partners, including GM
- Substantial premium to recent trading prices* **
- NASDAQ listing*, enhanced trading liquidity, analyst coverage and more diverse investor base

* Represents specific benefits to Global shareholders.

** Based on relative stock values at signing.

Strategic Rationale of Combination

- **Solid Financial Foundation:**
  - Well capitalized (approx $60M at close)
  - Balanced, funded, and diversified business plan
  - Higher profile in capital markets

- **Improved Operational Efficiency:**
  - *Reduce* cash burn
  - *Integrate* and leverage R&D initiatives
  - *Combine* product development and commercialization
  - *Leverage* manufacturing capabilities and capacity
  - *Eliminate* redundant public company and SG&A costs

Strategic Rationale of Combination

- **Diversification Advantages:**
  - Complementary existing revenue streams across established markets
  - Access to transportation, stationary power and hydrogen refueling market opportunities with expanded product portfolio

- **Access to Blue-Chip Customer Base and Government Funding**
  - Leverage existing relationships with broader product portfolio for development and commercialization opportunities
  - Enhanced ability to secure government and customer funding

SOFC Commercialization Opportunity

Burn Reduction Potential

1. Focus GLE: Cell & Stack
2. QUANTUM: BOP & System
3. Government Funding
4. Technology Partnerships
5. Customer Funding



Customer / Distribution Channels
BOP & Fuel Processing
Technology Partnerships
Cell & Stack
Systems Integration & Packaging
Government Funding
Industrial Design

Competencies

= Global Focus

= QUANTUM Strengths

QUANTUM

Distribution Synergies

- Complementary distribution channels, strategic alliances, customer bases
- Distribution in place → Transportation / Mobile; Stationary; Refueling Systems
  - IMPCO - 600 distributors
  - GM - Worldwide
  - GLE - TEG's distributors in 47 countries
  - Sumitomo - Asia

Strategic Rationale of Combination

"Expanded technology profile and product portfolio as an energy systems solution provider, leading to broader customer awareness, industry leadership, branding, and distribution opportunities"

QUANTUM